BROAD STREET CAPITAL MARKETS, LLC

Statement of Financial Condition
June 30, 2023
And
Independent Auditors' Report

This report is filed as a PUBLIC document in accordance with rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Oct. 31, 2023 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-52487

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/2022 (MM/DD/YY) AND ENDING 06/30/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Broad Street Capital Markets, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

Bell Works Building - 101 Crawford Corner Road - suite 4116
(No. and Street)

Holmdel	NJ	07733
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

William E Rankel	917 225 2478	bill@finopsvcs.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RBSM, LLP
(Name – if individual, state last, first, and middle name)

805 Third Avenue - Suite 1430	New York	NY	10022
(Address)	(City)	(State)	(Zip Code)

9/24/2003	587
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, <u>Andrew Adderly</u>, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of <u>Broad Street Capital Markets, LLC</u> as of, <u>June 30</u>, 2 <u>023</u>, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

  

ELISE ARGENTO
NOTARY PUBLIC OF NEW JERSEY
COMMISSION # 50126676
MY COMMISSION EXPIRES 5/1/2025

Signature:

Title: CEO

Notary Public

9/28/23

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



Accountants & Advisors

805 Third Avenue
14th Floor
New York, NY 10022
212.838.5100
212.838.2676/ Fax
www.rbsmllp.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Broad Street Capital Markets, LLC.
Holmdel, New Jersey

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Broad Street Capital Markets, LLC as of June 30, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Broad Street Capital Markets, LLC as of June 30, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Broad Street Capital Markets, LLC's management. Our responsibility is to express an opinion on Broad Street Capital Markets, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Broad Street Capital Markets, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

RBSM LLP

We have served as the Company's auditor since 2019.

New York, NY
September 29, 2023

Broad Street Capital Markets, LLC
Statement of Financial Condition
June 30, 2023

Assets

Cash	$	321,821
Commissions and other receivables from clearing broker		1,275,669
Deposit with clearing brokers		100,000
Other assets		33,068
Total assets	$	**1,730,558**

Liabilities and Member's Equity

Current Liabilities

Commissions payable to independent contractors	$	1,009,755
Compensation payable to officer		99,616
Loan principal and interest payable to U.S. Small Business Administration		60,532
Accrued commission rebates and execution fees		41,688
Accrued professional fees		25,000
Other accrued liabilities		46,935
		1,283,526
Commitments and contingencies		
Member's equity		447,032
Total liabilities and member's equity	$	**1,730,558**

See notes to statement of financial condition.

Broad Street Capital Markets, LLC
Notes to Statement of Financial Condition
Year Ended June 30, 2023

1. **Organization**

   Broad Street Capital Markets, LLC (the "Company") is an Indiana limited liability company registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority, Inc. ("FINRA'). The Company is wholly owned by Bergen Capital Advisors LLC, ("Bergen") a New Jersey limited liability company.

2. **Summary of Significant Accounting Policies**

   Basis of Presentation
   The accounting and reporting policies and accompanying financial statements of the Company conform to accounting principles generally accepted in the United States of America ("GAAP") as followed by the securities broker-dealer industry.

   Use of Estimates
   The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

   Cash Equivalents
   The Company maintains deposits in financial institutions that at times exceeded the insured amount of $250,000 provided by the Federal Deposit Insurance Corporation (FDIC).

   Income Taxes
   The Company is a disregarded entity for Federal and state income tax purposes as its results of operations are included in Bergen's income tax filings and, accordingly, it does not record an income tax provision.

   Accounting for Uncertainty in Income Taxes
   The Company recognizes the effect of income tax positions only when they are more likely than not to be sustained. The Company is no longer subject to U.S. federal and state income tax examinations for periods commencing prior to July 1, 2019.

   Recent Accounting Pronouncements
   The Company has reviewed recently issued accounting pronouncements and determined that they will not have a material impact on the Company's financial statements.

3. **Clearing Broker**

   The Company introduces its customers on a fully disclosed basis to Axos Clearing LLC ("AXOS") who it also uses to clear its proprietary securities transactions. In accordance with its clearing agreement with AXOS, the Company maintains a clearing deposit of

$100,000. The Company's prior clearing agreement with RBC Correspondent Services was terminated February 2023.

4. **Fixed Assets**

The following table shows the balances of major classes of fixed assets and the accumulated depreciation and amortization for each class at June 30, 2023:

	Cost	Accumulated Depreciation/Amortization	Net
Leasehold improvements	$ 16,433	$ 16,433	$ -
Furniture	14,265	14,265	-
Equipment	11,693	11,693	-
	$ 42,391	$ 42,391	$ -

5. **U.S. Small Business Administration ("SBA") Loans**

On July 1, 2020, the Company borrowed $150,000 for 30 years from the SBA to provide working capital and offset economic injury caused by the COVID-19 pandemic. Interest is provided at 3.75%/annum with the initial payment due July 1, 2021 and the loan's principal is payable at the end of the term. $89,075 of the principal of the loan was paid down June 30, 2023.

6. **Net Capital Requirements**

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1, the "Rule"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as both defined, shall not exceed 15 to 1. In accordance with the Rule, the Company is required to maintain defined minimum net capital equal to the greater of $5,000 or 1/15 of aggregate indebtedness.

At June 30, 2023, the Company had net capital, as defined, of $413,964 which exceeded the required minimum net capital of $85,568 by $328,396. Aggregate indebtedness at June 30, 2023 totaled $1,283,526. The percentage of aggregate indebtedness to net capital was 310%.

7. **Regulatory Matters-Going Concern**

During the year ended June 30, 2023 and subsequent thereto, the Company received additional inquiries from examinations by the SEC and FINRA (the "Regulators"). These inquiries are regarding several equity trades, where the Regulators allege that the markups were excessive and that the related trade confirmations indicated that the Company acted as an agent instead of a principal.

The Company does agree with these allegations and intends to vigorously defend its position on the basis that its customer is a Qualified Institutional Buyer ("QIB") who

determines prices in meetings between its compliance team, Board of Directors and requests such prices and communicates those requests to the Company.

The above matters remain unresolved at the time that the Company's financial statements are available to be issued. It is the Company's intention to vigorously defend itself against any regulatory inquiries and the Company believes that its defenses are meritorious. Accordingly, no provision has been made in the accompanying financial statements for any monetary or nonmonetary penalties which may be imposed or other actions which may be taken by the Regulators and the outcome of this uncertainty cannot be predicted at this time.

8. **Commitments and Contingencies**

The Company entered into a new 1-year lease renewal agreement effective July 2023. In connection with this new lease renewal, the Company's posted security deposit of $700 remained the same.

9. **Related Party Transactions**

The accompanying statement of financial condition reflects a payable to the Company's Chief Executive Officer ("CEO") of $99,616.

10. **Income Taxes**

As of June 30, 2023, the Company had no uncertain tax positions that require recognition or disclosure in the financial statements.

11. **Coronavirus**

The outbreak oof the novel coronavirus has adversely impacted global commercial activity and contributed to significant volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in the global economy and adversely impacting many industries, including the financial services industry.

As a result of the pandemic, management evaluated the COVID-19 pandemic and its impact on the financial services industry and has concluded that while it is reasonably possible that the virus could have had a negative effect on the Company's operations, the specific impact is not readily determinable as of the date of these financial statements and, accordingly, these financial statements do not include ant adjustments that might result from the outcome of this uncertainty.

12. **Evaluation of Subsequent Events**

The Company has evaluated subsequent events through September 28, 2023, the date the financial statements were available for issuance.